                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                          (AMENDMENT NO.      3      )(1)
                                        -------------

                                   RESMED INC
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    761152107
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                NOVEMBER 19, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  761152107              13G
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Commonwealth Bank of Australia

    IRS Identification No. - N/A - Foreign Corporation
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a)  [ ]

                                                             (b)  [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Australia
--------------------------------------------------------------------------------

NUMBER OF                  5.  Sole Voting Power
SHARES                     -----------------------------------------------------
BENEFICIALLY               6.  Shared Voting Power         3,311,713
OWNED BY                   -----------------------------------------------------
EACH                       7.  Sole Dispositive Power
REPORTING                  -----------------------------------------------------
PERSON WITH                8.  Shared Dispositive Power    3,311,713

-------------------------- -----------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    3,311,713
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*                                                       [ ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    10.06%(2)
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



----------------------

(2)  See Item 4(a).

--------------------------------------------------------------------------------
CUSIP No.  761152107              13G
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS (ENTITIES ONLY).

    Colonial First State Investment Group Limited

    IRS Identification No. - N/A - Foreign Corporation
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (a)  [ ]

                                                             (b)  [ ]

--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Australia
--------------------------------------------------------------------------------

NUMBER OF                  5.  Sole Voting Power
SHARES                     -----------------------------------------------------
BENEFICIALLY               6.  Shared Voting Power          2,902,642
OWNED BY                   -----------------------------------------------------
EACH                       7.  Sole Dispositive Power
REPORTING                  -----------------------------------------------------
PERSON WITH                8.  Shared Dispositive Power     2,902,642

-------------------------- -----------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    2,902,642
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*                                                       [ ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.82%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).            Name of Issuer:

                      ResMed Inc

ITEM 1(b).            Address of Issuer's Principal Executive Offices:

                      14040 Danielson St.
                      Poway CA 92064-6857

ITEM 2(a).            Name of Person Filing:

                      Commonwealth Bank of Australia

ITEM 2(b).            Address of Principal Business Office or, if none, Residence:

                      48 Martin Place, Level 2
                      Sydney  NSW  1155

ITEM 2(c).            Citizenship:

                      Australia


ITEM 2(d).            Title of Class of Securities:

                      Common Stock


ITEM 2(e).            CUSIP Number:

                      761152107

ITEM 3.      IF THIS  STATEMENT IS FILED  PURSUANT TO RULE 13d-1(b) OR RULE 13d-2(b) OR (c),  CHECK WHETHER
             THE PERSON FILING IS a:

             (a)      [ ]                         Broker or dealer registered under section 15 of the
                                                  Act (15 U.S.C. 78o).

             (b)      [ ]                         Bank as defined in section 3(a)(6) of the Act (15
                                                  U.S.C. 78c).

             (c)      [ ]                         Insurance company as defined in section 3(a)(19) of
                                                  the Act (15 U.S.C. 78c).

             (d)      [ ]                         Investment company registered under section 8 of the
                                                  Investment Company Act of 1940 (15 U.S.C 80a-8).

             (e)      [ ]                         An investment  adviser in accordance with Rule
                                                  13d-1(b)(1)(ii)(E);

             (f)      [ ]                         An employee benefit plan or endowment fund in accordance
                                                  with Rule 13d-1(b)(1)(ii)(F);

             (g)      [ ]                         A parent holding company or control person in accordance
                                                  with ss.240.13d-1(b)(1)(ii)(G);


                                       4



             (h)      [ ]                         A savings associations as defined in Section 3(b) of the
                                                  Federal  Deposit  Insurance  Act (12  U.S.C.1813);

             (i)      [ ]                         A church plan that is excluded from the definition of an
                                                  investment company under section 3(c)(14) of the Investment
                                                  Company Act of 1940 (15 U.S.C. 80a-3);

             (j)      [ ]                         Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.      OWNERSHIP.

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)      Amount beneficially owned:

                      3,311,713 as represented by 33,117,132 CHESS Depositary Interests(3)

             (b)      Percent of class:

                      10.06%

             (c)      Number of shares as to which the person has:

                      (i)                         Sole power to vote or to direct the vote:

                                                  0

                      (ii)                        Shared power to vote or to direct the vote:


---------------------------
(3) The first Reporting Person, the Commonwealth Bank of Australia ("CBA"), beneficially owns 33,117,132 CHESS Depository Interests ("CDIs") with such CDIs representing 3,311,713 shares of Common Stock of ResMed Inc. The CDIs are traded on the Australian Stock Exchange (the "ASX"). Except as specified below, the CDIs of ResMed Inc were acquired on the ASX by Colonial First State Investment Group Limited ("Colonial First State"), Commonwealth Investment Services Limited ("CISL") and Commonwealth Funds Management Limited ("CFML"), all of which are wholly owned subsidiaries of CBA (collectively the "CBA Fund Managers"). The second Reporting Person, Colonial First State, beneficially owns 29,026,426 CDIs with such CDIs representing 2,902,642 shares of Common Stock of ResMed Inc. CISL beneficially owns 3,699,323 CDIs with such CDIs representing 369,932 shares of Common Stock of ResMed Inc. CFML beneficially owns 391,383 CDIs with such CDIs representing 39,138 shares of Common Stock of ResMed Inc. The CBA Fund Managers hold these CDIs for clients who have shared voting and dispositive power with CBA Fund Managers over the CDIs.

         Colonial First State, as the responsible entity under Australian law of the "First Choice" funds, has outsourced, to external managers unrelated to CBA, certain voting and dispositive functions over securities acquired by these external managers and held in these funds, including ResMed Inc CDIs. Under these outsourcing arrangements, these external managers have acquired 665,705 CDIs, representing 66,570 shares of Common Stock of ResMed Inc, on behalf of Colonial First State. CISL, as the responsible entity under Australian law of certain of the "Commonwealth Investment Management" funds, has outsourced, to Commonwealth Life Limited ("CLL"), and Commonwealth Managed Investments Limited ("CMIL"), both wholly owned subsidiaries of CBA, certain voting and dispositive functions over securities acquired by CLL and CMIL and held in these funds, including ResMed Inc CDIs. Under these outsourcing arrangements, CMIL has acquired 1,856,816 CDIs, with such CDIs representing 185,681 shares of Common Stock of ResMed Inc, on behalf of CISL, and CLL has acquired 891,257 CDIs, with such CDIs representing 89,125 shares of Common Stock of ResMed Inc, on behalf of CISL.

                                      3,311,713 as represented by 33,117,132
                                      CHESS Depositary Interests

                      (iii)           Sole power to dispose or to direct the
                                      disposition of:

                                      0

                      (iv) Shared power to dispose or to direct the disposition of:

                                      3,311,713 as represented by 33,117,132
                                      CHESS Depositary Interests


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

       Clients of the CBA Fund Managers, all wholly owned subsidiaries of the first Reporting Person, have the ultimate right to receive any dividends from the common stock beneficially owned by the Reporting Persons and the proceeds from the sale of such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         See Exhibit A

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

         Not applicable

ITEM 10.      CERTIFICATION

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. This
Schedule is filed on behalf of Commonwealth Bank of Australia and Colonial First State Investment Group Limited. The agreement to this effect is contained in Exhibit B.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 6, 2002



                                          COMMONWEALTH BANK OF
                                          AUSTRALIA

                                          By: /s/ John Damien Hatton
                                              ------------------------
                                          Name:   John Damien Hatton
                                          Title:  Company Secretary



                                          COLONIAL FIRST STATE
                                          INVESTMENT GROUP LIMITED

                                          By: /s/ Peter Sipek
                                              -----------------------
                                          Name:   Peter Sipek
                                          Title:  Senior Manager,
                                                  Investment
                                                  Management Support

                                    EXHIBIT A

               Subsidiaries Acquiring Securities Being Reported on
               ---------------------------------------------------
                 By the Parent Holding Company or Control Person
                 -----------------------------------------------

                  Colonial First State Investment Group Limited
                    Commonwealth Investment Services Limited
                            Commonwealth Life Limited
                    Commonwealth Managed Investments Limited
                      Commonwealth Funds Management Limited

                                    EXHIBIT B

The undersigned hereby agree that they are filing this Schedule 13G amendment jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G amendment and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.



                                          COMMONWEALTH BANK OF
                                          AUSTRALIA

                                          By: /s/ John Damien Hatton
                                              ------------------------
                                          Name:   John Damien Hatton
                                          Title:  Company Secretary



                                          COLONIAL FIRST STATE
                                          INVESTMENT GROUP LIMITED

                                          By: /s/ Peter Sipek
                                              -----------------------
                                          Name:   Peter Sipek
                                          Title:  Senior Manager,
                                                  Investment
                                                  Management Support